Putnam High Yield Advantage Fund

New Class Y
The fund began offering class Y shares on December 31, 1998. Class Y shares, which are sold at net asset value, are generally subject to the same expenses as class A , class B and class M shares, but do not bear a distribution fee. Class Y shares are sold to defined contribution plans that invest at least $150 million in a combination of Putnam funds and other accounts managed by affiliates of Putnam Investment Management, Inc. ("Putnam Management"), the fund's manager, a wholly-owned subsidiary of Putnam Investments, Inc.